4-1-02


RECEIVED
APR 11 2002
154


02030347

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **April 2002**

MFC BANCORP LTD.
(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688
(Address and telephone number of Registrant's executive office)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).


MFC BANCORP LTD.

News Release

FOR IMMEDIATE RELEASE APRIL 1, 2002

Contact: Allen & Caron Inc.
Rob Weir (investors)
(212) 691-8087
robw@allencaron.com
or
Kari Rinkeviczie (media)
Allen & Caron Inc.
(630) 428-9946
kari@allencaron.com

MFC Bancorp Ltd.
Rene Randall
(604) 683-8286
rrandall@bmgmt.com

MFC BANCORP LTD. REPORTS INCREASED 2001FOUTH QUARTER AND YEAR END RESULTS

NEW YORK CITY, (April 1, 2001) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), which operates a merchant bank, reported today its financial results for the year ended December 31, 2001. All figures are in US dollars.

Revenues for the fourth quarter 2001 increased to $56.4 million, compared to $38.5 million in the fourth quarter of 2000. Net income for the fourth quarter 2001 increased to $12.5 million, or $0.88 per share on a diluted basis, compared with $8.5 million, or $0.65 per share on a diluted basis in the same quarter last year.

For the year ended December 31, 2001, revenues increased to $134.5 million compared with $104.1 million in the previous year. Net income for 2001 was $28.4 million, or $2.10 per share on a diluted basis, compared with $26.1 million or $2.02 per share on a diluted basis in the prior year.

Michael Smith, President of MFC Bancorp Ltd., commented: "The fourth quarter and year-end results for 2001 reflect the Company's continuing profitable performance. The year-end results were in line with our historical performance and expectations for 2001 with a return on equity exceeding 20%."

- MORE -

Mr. Smith continued; "In our continuing effort to improve efficiency we have consolidated the Geneva and Zurich offices of our wholly owned subsidiary, MFC Merchant Bank SA, into a new office located in Herisau, Switzerland. We were also please to have announced in December the special dividend to our shareholders, of the majority shares of Mymetics Corporation owned MFC. These shares may be treated as a reduction in the tax cost basis of each MFC share."

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

-FINANCIAL TABLES FOLLOW-

MFC BANCORP LTD. REPORTS INCREASED 2001 FOUTH QUARTER AND YEAR END

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2001 and 2000

(Audited)

(U.S. dollars; in thousands)

	2001	2000
ASSETS		
Cash and cash equivalents	$ 48,453	$ 45,677
Securities	71,958	53,582
Loans	43,788	79,398
Receivables	27,362	13,546
Commodities	3,420	--
Due from investment dealers	310	9,005
Property held for development and sale	9,656	6,161
Excess cost of net assets acquired	17,623	11,353
Property and equipment	24,700	839
Prepaid and other	527	1,785
	$ 247,797	$ 221,346
LIABILITIES		
Deposits	$ 329	$ 42,376
Accounts payable and accrued expenses	29,510	10,769
Debt	61,535	23, 611
	91,374	76,756
Minority interests	1,960	2,520
SHAREHOLDERS' EQUITY		
Common stock	48,143	43,420
Cumulative translation adjustment	2,796	(515)
Retained earnings	103,524	99,165
	154,463	142,070
	$ 247,797	$ 221,346

- MORE -

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000

(Audited)

(U.S. dollars; in thousand, except per share data)

	2001	2000
Financial services revenue	$ 134,526	$ 104,133
Expenses		
Financial services	89,186	59,287
General and administrative	14,333	14,127
Interest	3,371	2,812
Total expenses	106,890	76,226
Income before income taxes	27,636	27,907
Income taxes recovery (provision)	485	(1,126)
	28,121	26,781
Minority interests	316	(676)
Net income	$ 28,437	$ 26,105
Earnings per share		
Basic	$ 2.25	$ 2.16
Diluted	$ 2.10	$ 2.02
Weighted average shares outstanding (000's)		
Basic	12,622	12,055
Diluted	14,002	13,438

####

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **MFC BANCORP LTD.**



By

MICHAEL J. SMITH, PRESIDENT

Date April 9, 2002